June 7, 2004

                Symbol: OTCBB– STNYF

FOR IMMEDIATE RELEASE

STREAM INTENDS TO PURCHASE ADDITIONAL CABLE NETWORKS IN POLAND

Stream Communications Network Inc. (the “Company”) announces that the Company has signed Letters of Intent to purchase two cable TV networks with 8,000 subscribers and two Internet networks with 2,200 subscribers in Silesia, Poland. These acquisitions, once completed, will bring the Company’s subscriber base to almost 60,000 cable TV and Internet subscribers combined, which represents a 50% growth rate of the Company since the beginning of this year.

“Our strategy to grow by acquisitions is proving to be very effective in this dynamic cable TV market in Poland. The networks which we are currently pursuing are located in the most densely populated area in Poland and have significant potential for additional expansion, strengthening our position in this region.”  Said Stan Lis, President of Stream.

ABOUT STREAM COMMUNICATIONS NETWORK INC.

Stream is a broadband cable company and offers CATV and high-speed Internet services in the densely populated markets of Southern Poland (11.5 million inhabitants and 3.2 million TV homes). Stream is one of the principal consolidators of the cable TV sector in that Region and intends to become a leading CATV operator and Internet provider in Southern Poland and beyond. Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol STNYF.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826,  e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network Inc. has little or no control.